

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 22, 2010

Glen T. Senk
Chief Executive Officer
Urban Outfitters, Inc.
5000 South Broad Street
Philadelphia, PA 19112-1495

> **Re:** **Urban Outfitters, Inc.**
> **Form 10-K for Fiscal Year Ended January 31, 2010**
> **Filed April 1, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 1, 2010**
> **File No. 000-22754**

Dear Mr. Senk:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

John Reynolds
Assistant Director